UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2021

SPARTACUS ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-39622	85-2541583
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6470 E Johns Crossing Suite 490 Duluth, GA	30097
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (770) 305-6434

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	TMTSU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	TMTS	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	TMTSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On June 9, 2021, Spartacus Acquisition Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spartacus Acquisition Shelf Corp., a Delaware corporation (“Shelf”), NextNav, LLC, a Delaware limited liability company, NextNav Holdings, LLC, a Delaware limited liability company (“Holdings”), NEA 14 NextNav Blocker, LLC, a Delaware limited liability company (“NEA Blocker”), Oak NextNav Blocker, LLC, a Delaware limited liability company (“Oak Blocker”), Columbia Progeny Partners IV, Inc., a Delaware corporation (“Columbia Blocker”), Global Long Short Partners Aggregating Holdings Del VII LLC, a Delaware limited liability company (“GS Blocker 1”), Global Private Opportunities Partners Holdings II Corp., a Delaware corporation, (“GS Blocker 2,” and collectively with NEA Blocker, Oak Blocker, Columbia Blocker, and GS Blocker 1, the “Blockers”), SASC (SPAC) Merger Sub 1 Corporation, a Delaware corporation (“MS 1”), SASC (Target) Merger Sub 2 LLC, a Delaware limited liability company (“MS 2”), SASC (NB) Merger Sub 3 LLC, a Delaware limited liability company (“MS 3”), SASC (OB) Merger Sub 4 LLC, a Delaware limited liability company (“MS 4”), SASC (CB) Merger Sub 5 Corporation, a Delaware corporation (“MS 5”), SASC (GB1) Merger Sub 6 LLC, a Delaware limited liability company (“MS 6”) , and SASC (GB2) Merger Sub 7 Corporation, a Delaware corporation (“MS 7,” and collectively with MS 1, MS 2, MS 3, MS 4, MS 5, and MS 6, the “Merger Entities”). The Merger Entities are each wholly owned subsidiaries of Shelf. The Merger Agreement provides for, among other things, (a) MS 1 to be merged with and into the Company, with the Company surviving the merger; (b) MS 2 to be merged with and into Holdings, with Holdings surviving the merger; (c) MS 3 to be merged with and into NEA Blocker, with NEA Blocker surviving the merger; (d) MS 4 to be merged with and into Oak Blocker, with Oak Blocker surviving the merger; (e) MS 5 to be merged with and into Columbia Blocker, with Columbia Blocker surviving the merger; (f) MS 6 to be merged with and into GS Blocker 1, with GS Blocker 1 surviving the merger; and (g) MS 7 to be merged with and into GS Blocker 2, with GS Blocker 2 surviving the merger.

The Merger Agreement

Transactions

As a result of the transactions contemplated in the Merger Agreement (collectively, the “Transactions”), the Company, NEA Blocker, Oak Blocker, Columbia Blocker, GS Blocker 1, GS Blocker 2 and Holdings and the various operating subsidiaries of Holdings (we refer to Holdings and its operating subsidiaries collectively as “NextNav”), will become wholly owned subsidiaries of Shelf, and the Company’s stockholders, the equityholders of each of NEA Blocker, Oak Blocker, Columbia Blocker, GS Blocker 1, GS Blocker 2, and the equityholders of Holdings, will become stockholders of Shelf.

Consideration

The aggregate consideration to be paid to the equityholders of Holdings, NEA Blocker, Oak Blocker, Columbia Blocker, GS Blocker 1 and GS Blocker 2 in the Transactions will consist of approximately 75 million shares of Shelf’s common stock. The number of shares of the equity consideration will be based on a $10.00 per share value for Shelf’s common stock.

Redemption Offer

Pursuant to the Company’s amended and restated certificate of incorporation and in accordance with the terms of the Merger Agreement, the Company will be providing its public stockholders with the opportunity to redeem, upon the closing of the Transactions (the “Closing”), their shares of Company Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit as of two business days prior to the consummation of the Transactions in the Company’s trust account (the “Trust Account”) (which holds the proceeds of the Company’s initial public offering, less taxes payable).

Representations, Warranties and Covenants

Each of NextNav, LLC, Holdings, Shelf, the Company, the Merger Entities, and the Blockers have made representations and warranties in the Merger Agreement that are customary for transactions of this nature. The representations and warranties of NextNav, LLC, Holdings, Shelf, the Company, the Merger Entities, and the Blockers will not survive the Closing. In addition, the parties to the Merger Agreement made covenants that are customary for transactions of this type including, among others, covenants providing that (i) NextNav, LLC will, and will cause NextNav to, use commercially reasonable efforts to operate their respective businesses in all material respects in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the Company, in each case, subject to certain exceptions and qualifications; (ii) Shelf shall, and the Company shall cause Shelf to, as promptly as reasonably practicable prepare and file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 for purposes of (a) registering under the Securities Act of 1933, as amended (the “Securities Act”), the common shares and warrants of Shelf issuable pursuant to the Merger Agreement, (b) providing the Company’s stockholders with the opportunity to redeem their shares of Company Class A common stock in connection with the Transactions, and (c) soliciting proxies from the Company’s stockholders to obtain the requisite approval of the Transactions and the other matters to be voted on at a special meeting of the holders of Company’s common stock; and (iii) each party will use reasonable best efforts to do or cause to be done all things, necessary, proper or advisable on its part under the Merger Agreement to consummate the Transactions and the ancillary agreements by or before November 19, 2021.

Conditions to Consummation of the Transactions

Consummation of the Transactions is subject to customary conditions of the respective parties, including, among others, that (i) there being no law or injunction prohibiting consummation of the Transactions; (ii) the Transactions be approved by the Company’s stockholders; (iii) all applicable waiting periods and any extensions thereof under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder will have expired or been terminated; (iv) the Registration Statement on Form S-4 of Shelf containing the proxy statement/prospectus for the Company’s special meeting of stockholders will have become effective; (v) receipt of consent to the Transactions from the Federal Communications Commission; (vi) the Company will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) immediately following the Closing (after giving effect to the redemption of any public shares by the Company’s public stockholders); and (vii) the Shelf common stock shares and warrants to be issued in connection with the Transactions shall have been approved for listing on The Nasdaq Stock Market LLC (“Nasdaq”). In addition, the obligations of NextNav and the Company, respectively, to consummate the Transactions is conditioned upon no material adverse effect having occurred with respect to the other party, and NextNav’s obligations to consummate the Transactions are conditioned upon the Company’s available closing date total cash (including cash in the Trust Account after giving effect to any redemptions and payment of transaction expenses, and the proceeds of the PIPE Investment (as defined below)) being equal to or greater than $250 million.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of the Company and Holdings, (ii) by either party if (a) the Closing has not been consummated by November 19, 2021, or, if any legal proceeding for equitable relief with respect to the Merger Agreement or the Transactions is commenced or pending on or before such outside date, 30 days following the date on which a final, non-appealable governmental order has been entered with respect to the applicable legal proceeding, (b) a governmental authority enacts, issues, promulgates, enforces or enters any law that has become final and non-appealable which permanently restrains, enjoins or otherwise prohibits the Transactions, or (c) the requisite Company stockholder approval of the Transactions is not obtained, (iii) by the Company, if any of Holdings, NextNav, LLC, NEA Blocker, Oak Blocker, Columbia Blocker, GS Blocker 1 and GS Blocker 2 has breached or failed to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform would result in the failure of the relevant bring down conditions to be satisfied at the Closing, subject to certain cure periods and other limitations, (iv) by Holdings, if any of the Company, Shelf and the Merger Entities has breached or failed to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform would result in the failure of the relevant bring down conditions to be satisfied at the Closing, subject to certain cure periods and other limitations, and (v) by Holdings, within five business days after there has been a modification in the Company’s board of directors’ (the “Board”) recommendation to its stockholders to approve the Transactions.

If the Merger Agreement is validly terminated, no party thereto will have any liability or any further obligation to any other party under the Merger Agreement.

Registration Rights Agreement

The Merger Agreement provides that at the Closing, Shelf will enter into a Registration Rights Agreement with B. Riley Principal Investments, LLC, a Delaware limited liability company (“B. Riley”), and Spartacus Sponsor LLC, a Delaware limited liability company (“Sponsor”), the Blockers, other than NEA Blocker, Fortress Investment Group, LLC and certain other former owners of Holdings with respect to the resale of shares of Shelf common stock and other equity securities (including certain warrants to purchase shares of common stock of Shelf and shares of common stock of Shelf issued or issuable upon the exercise of any other equity security) that will be issued as consideration pursuant to the Merger Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement will require Shelf to, among other things, file a resale shelf registration statement on behalf of such stockholders promptly after the Closing. The Registration Rights Agreement will also provide certain demand rights and piggyback rights to such stockholders, subject to underwriter cutbacks and issuer blackout periods. Shelf will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement. The Registration Rights Agreement will also prohibit the transfer (subject to limited exceptions) of the shares of Shelf’s common stock (a) received as equity consideration by certain stockholders of the Company for a period of one year following the Closing, subject to early termination in the event that the closing sale price of Shelf’s common stock equals or exceeds $12.00 per share for 20 out of 30 consecutive trading days commencing at least 150 days after the Closing and (b) received as equity consideration by certain former owners of Holdings for a period of 180 days following the Closing, subject to early termination for 50% of the shares held thereby in the event that the closing sale price of Shelf’s common stock equals or exceeds $12.00 per share for 20 out of 30 consecutive trading days commencing at least 60 days after the Closing. The Registration Rights Agreement will also prohibit the transfer (subject to limited exceptions) of the Company’s warrants held by Sponsor and B. Riley and shares issuable upon the exercise or conversion thereof for a period of 30 days following the Closing.

The Merger Agreement has been unanimously approved by the Board, and the Board has recommended that the Company’s stockholders adopt the Merger Agreement and approve the Transactions.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

This description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (as such term is defined in Rule 501 under the Securities Act) (collectively, the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to subscribe for and purchase up to 20.5 million shares of Company Class A common stock (the “PIPE Shares”) at a purchase price per share of $10.00 for aggregate gross proceeds of $205 million (the “PIPE Investment”). The purchase of the PIPE Shares will be consummated immediately prior to the Closing, with such PIPE Shares immediately being cancelled in connection with the mergers and in consideration for newly issued Shelf common stock.

This description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of PIPE Subscription Agreement, a form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under the heading “PIPE Subscription Agreements” in Item 1.01 above is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

Attached hereto as Exhibit 99.l and incorporated into this Item 7.01 by reference is the investor presentation that will be used by the Company with respect to the Transactions.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is a copy of the joint press release issued on June 10, 2021 by the Company and NextNav announcing the execution of the Merger Agreement.

In addition, on June 10, 2021, the Company and NextNav issued a pre-recorded joint investor call concerning the proposed Transactions. A transcript of this pre-recorded joint investor call is attached hereto as Exhibit 99.3.

The information in this Item 7.01 (including Exhibits 99.1, 99.2, and 99.3) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information About the Transactions and Where to Find It

Shelf intends to file with the SEC a Registration Statement on Form S-4, that will include a proxy statement of the Company and also constitutes a prospectus of Shelf, in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to the Company’s stockholders. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with the Company’s solicitation of proxies for its stockholders’ special meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about the Company, Shelf, Holdings and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Shelf and the Company with the SEC at the SEC’s website at www.sec.gov. Stockholders of the Company will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Spartacus Acquisition Corporation, 26470 E Johns Crossing, Suite 490, Duluth, Georgia 30097.

Participants in Solicitation

The Company, Holdings and certain of their directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Transactions. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC. Additional information regarding the participants in the proxy solicitation, including Holdings’ directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in proxy statement/prospectus and other relevant materials filed with the SEC regarding the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transactions and Where to Find It.”

In connection with the Transactions, at any time prior to the Company’s special meeting of stockholders to approve the Transactions, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Transactions. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Holdings or their respective securities.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to the Company’s, Shelf’s or NextNav’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Transactions; the PIPE Investment, the business plans, objectives, expectations and intentions of the public company once the Transactions are complete, and NextNav’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on the Company’s or NextNav’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or NextNav’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Transactions; (2) the inability to complete the proposed business combination contemplated by the Merger Agreement and the Transactions due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (3) the ability of the Shelf to meet Nasdaq’s listing standards following the Transactions; (4) the inability to complete the PIPE Investment; (5) the risk that the proposed Transactions disrupt current plans and operations of NextNav as a result of the announcement and consummation of the Transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, including from the Federal Communications Commission, required to complete the business combination; (9) the possibility that NextNav may be adversely affected by other economic, business and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against the Company, NextNav or any of their respective directors or officers, following the announcement of the Transactions; (11) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; and (12) other risk and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by the Company. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company and NextNav undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, whether as a result of new information, future events or otherwise.

This communication and the information contained herein is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in the Company and is not intended to form the basis of an investment decision in the Company. All subsequent written and oral forward-looking statements concerning the Company and NextNav, the proposed transaction or other matters and attributable to the Company and Holdings or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01.  Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 9, 2021, by and among Spartacus Acquisition Corporation, Spartacus Acquisition Shelf Corp., NextNav, LLC, NextNav Holdings, LLC, NEA 14 NextNav Blocker, LLC, Oak NextNav Blocker, LLC, Columbia Progeny Partners IV, Inc., Global Long Short Partners Aggregating Holdings Del VII LLC, Global Private Opportunities Partners Holdings II Corp., SASC (SPAC) Merger Sub 1 Corporation, SASC (Target) Merger Sub 2 LLC, SASC (NB) Merger Sub 3 LLC, SASC (OB) Merger Sub 4 LLC, SASC (CB) Merger Sub 5 Corporation, SASC (GB1) Merger Sub 6 LLC, a Delaware limited liability company, and SASC (GB2) Merger Sub 7 Corporation, a Delaware corporation.*

10.1	Form of Registration Rights Agreement

10.2	Form of PIPE Subscription Agreement

99.1	Investor Presentation

99.2	Joint Press Release, dated June 10, 2021

99.3	Transcript for Pre-Recorded Joint Investor Call, dated June 10, 2021

*Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTACUS ACQUISITION CORPORATION

Dated: June 10, 2021	By:	/s/ Peter D. Aquino
	Name:	Peter D. Aquino
	Title:	Chief Executive Officer